EXHIBIT 99.1

GENIUS PRODUCTS, LLC
SUPPLEMENTAL BALANCE SHEET
(UNAUDITED)
(IN THOUSANDS)

September 30, 2006 (Restated)
ASSETS
Current assets:
Cash and cash equivalents	$21,445
Accounts receivable, net of allowance for doubtful accounts and sales returns of $1,550 and $29,371	97,848
Inventories, net	9,669
Prepaid expenses	991

Total current assets	129,953
Restricted cash	306
Property and equipment, net	856
Vendor advances	6,339
Film library, net of accumulated amortization of $18,090	7,779
Notes receivable, related party	1,595
Intangible Assets	17,063
Goodwill	84,982
Deposits and other	211
Total assets	$249,084
LIABILITIES AND MEMBERS' EQUITY
Current liabilities:
Accounts payable	$15,827
Notes payable	977
Remittance to licensor	86,048
Accrued expenses	24,405
Deferred revenue	1,974
Total current liabilities	129,231
Deferred gain, related party, net of current portion	1,207
Total liabilities	130,438
Member's equity	118,646
Total liabilities and members' equity	$249,084

GENIUS PRODUCTS, LLC
SUPPLEMENTAL UNAUDITED STATEMENT OF OPERATIONS
FOR THE PERIOD JULY 22, 2006 THROUGH SEPTEMBER 30, 2006
(UNAUDITED)
(IN THOUSANDS)

Distributor (Restated)

Revenues, net of sales returns, discounts and allowances of $31,054	$80,047
Total cost of revenues	78,843
Gross profit	1,204
Operating expenses:
General and administrative	218
Total operating expenses	218
Income from operations	986
Interest expense	(2)
Interest income and other	165
Net income	$1,149

GENIUS PRODUCTS, LLC
SUPPLEMENTAL UNAUDITED STATEMENT OF MEMBERS' EQUITY
FOR THE PERIOD JULY 22, 2006 THROUGH SEPTEMBER 30, 2006
(UNAUDITED)
(IN THOUSANDS)

	Genius Products, Inc	The Weinstein Company Holdings LLC	W-G Holding Corp	Total Members'
	Class G units	Class W Units	Class W Units	Equity (Restated)

Contribution of assets, liabilities and businesses of Genius Products, Inc.	$117,960	$-	$-	$117,960
Stock compensation expense	42	97	1	141
Distribution to members for costs incurred on behalf of Genius Products, Inc.	(181)	(416)	(6)	(603)
Net income (loss)	345	793	11	1,149

Ending members' equity at September 30, 2006	$118,166	$474	$7	$118,646

GENIUS PRODUCTS, LLC AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(UNAUDITED)
(IN THOUSANDS)

For the Period July 22, 2006 to September 30, 2006 (Restated)
Cash flows from operating activities:
Net income	$1,149
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	545
Amortization of intangible assets	2,528
Amortization of production masters and film library	201
Change in allowance for doubtful accounts and provision for returns	6,953
Change in provision for obsolete inventory	1,293
Stock compensation expense	141
Changes in assets and liabilities:
Increase in Accounts receivable	(54,485)
Decrease in Inventories	3,043
Decrease in Prepaid expenses, notes receivable and deposits	93
Increase in Vendor advances	(3,229)
Increase in Accounts payable	10,411
Increase in Accrued expenses and other	2,837
Decrease in Deferred revenue	(782)
Increase in Remittance to licensor	36,041
Decrease in Deferred gain, related party	(39)
Net cash provided by operating activities	6,701
Cash flows from investing activities:
Restricted cash	(306)
Purchase of property and equipment	(673)
Net cash used in investing activities	(979)
Cash flows from financing activities:
Members' contribution	15,724
Net cash provided by financing activities	15,724
Net increase in cash and cash equivalents	21,445
Cash at beginning of period	-
Cash at end of period	$21,445

GENIUS PRODUCTS, LLC ("DISTRIBUTOR")
NOTES TO FINANCIAL STATEMENTS
(UNAUDITED)

NOTE A. NATURE OF BUSINESS.  Genius Products, LLC (the “Distributor”) is a partnership that is jointly owned by Genius Products, Inc. and The Weinstein Company. Genius Products, Inc. is the managing member of Genius Products, LLC, in which it holds a 30% equity interest. Post closing of the Transaction, Genius Products, Inc’s entire business is conducted by the Distributor. The Distributor produces, licenses, and distributes a valuable library of motion pictures, television programming, family, lifestyle and trend entertainment on DVD and other emerging platforms through its expansive network of retailers throughout the U.S.  The Distributor handles the distribution, marketing and sales for such brands as Asia Extreme(TM), Baby Genius®, Discovery Communications, Inc., Dragon Dynasty™, Dimension Films, ESPN®, IFC®, Imaginasian, NBC News®, Sundance Channel Home Entertainment®, Wellspring™, The Weinstein Company® and World Wrestling Entertainment, Inc.®

PERSONAL ASSETS AND LIABILITIES AND MEMBERS’ SALARIES. In accordance with the generally accepted method of presenting partnership financial statements, the Distributor financial statements do not include the personal assets and liabilities of the partners, including their obligation for income taxes on their distributive shares of the net income of the partnership.

CONCENTRATIONS OF CREDIT RISK. For the 71 days ending September 30, 2006, Wal-Mart and Best Buy accounted for 39% and 11% of net revenues. At September 30, 2006, Wal-Mart and Best Buy comprised 38% and 8% of the accounts receivable before allowances.

STOCK BASED COMPENSATION. Under FAS 123R, Genius Products, Inc. measures share-based compensation cost based on the estimated fair value of the award, and charges the expense over the employee's requisite service period to the Distributor. The Distributor includes this cost in compensation expense.

INCOME TAXES. The Distributor is a pass-through entity and consistent with its tax status as a partnership, does not pay federal income taxes.

REVENUE RECOGNITION. Revenue from the sale or licensing of films is recognized upon meeting all recognition requirements of SOP 00-2. Revenues are recorded upon the receipt of goods by the customer for titles that do not have a “street date” (when it is available for sale by the customer). If a title has a street date, the Distributor recognizes the initial shipment as revenue on that date and all subsequent shipments after street date are recognized as revenue upon the receipt of goods by the customer. Under revenue sharing arrangements, rental revenue is recognized on or after the street date and when the Distributor is entitled to receipts and such receipts are determinable. Costs of sales and an allowance for returns are recorded at the time of revenue recognition. The allowance for returns calculation is based upon an analysis of historical customer and product returns performance as well as current customer inventory data as available. Updates to the returns calculation are performed quarterly. Revenues from royalties are recognized when received. Revenues from licensing are recognized when the title is available to the licensee. Cash payments received are recorded as deferred revenue until all the conditions of revenue recognition have been met. Long-term, non-interest bearing receivables are discounted to present value.

NOTE B. UNAUDITED RESTATEMENT OF SEVENTY-ONE DAY PERIOD ENDED SEPTEMBER 30, 2006

On April 12, 2007, the Distributor determined that it was necessary to restate its unaudited consolidated financial statements and other financial information as of and for the seventy-one-day period ended September 30, 2006. The restatements that the Company made at that time related to the following corrections of errors:

1. The Distributor revised the computation of its stock option non-cash compensation expense under the provisions of SFAS No. 123R and Emerging Issues Task Force (“EITF”) Issue No. 96-18, “Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services” (“Stock Option Compensation Expense”), for the seventy-one-day period ended September 30, 2006.

Additionally, the Distributor revised its computation of Stock Option Compensation Expense in the seventy-one-day period ended September 30, 2006 to properly reflect the accelerated vesting of employee and non-employee awards of stock options which occurred upon the closing of the Transaction as of July 21, 2006. This non-cash adjustment was necessary as the Stock Option Compensation Expense related to the accelerated vesting was initially recorded in the records of the Distributor. For the seventy-one-day period ended September 30, the Company decreased stock compensation expense by $2.8 million.

2. The Distributor revised its reported net revenue and cost of revenue amounts for the seventy-one-day period ended September 30, 2006 to properly reflect net revenue and cost of revenues in the appropriate period. The need for these corrections resulted from cut-offs due to the closing of the Transaction on July 21, 2006 (as opposed to a month-end cut-off date), cut-offs at June 30 and errors in the timing of recognition of invoices and expenses. For the seventy-one-day period ended September 30, the Company decreased its net revenue in the amount of $0.3 million and increased its cost of revenues by $.6 million. In addition, the Company identified errors in the treatment of revenue from revenue-sharing agreements and revised its reported net revenue to comply with the provisions of EITF 01-09, “Accounting for Consideration Given by a Vendor to a Customer.” The total non-cash adjustments required to decrease revenue and cost of revenue for the seventy-one-day period ended September 30 were $1.1 million.

3. The Distributor revised its advertising and marketing expense to properly expense advertising and marketing related items as incurred and revised participations expense to comply with the provisions of SOP 002. The Company decreased advertising and marketing expense by $7.3 million and increased participation expense by $8.7 million for the seventy-one-day period ended September 30.

4. The Distributor revised its operating results for the seventy-one day period ended September 30, 2006 to account for the impairment of its film library of $0.3 million. These non-cash adjustments were necessary to properly reflect the realizability of such assets as of September 30, 2006.

5. The Distributor decreased by $6.8 million the amount it recorded for expenses for the seventy-one day period ended September 30, 2006 to properly allocate certain sales and general and administrative costs between the Company and the Distributor in the period that they were incurred.

The effects of the restatement on net revenues, cost of revenues, gross profit, net income, accounts receivable, film library, accrued expenses, and stockholders’ equity as of and for the seventy-one day period ended September 30, 2006 are as follows:

(In thousands)	Seventy-one day period ended September 30, 2006
	As Originally Reported	Restatement Adjustments	As Restated
Net revenues	$81,453	$(1,406)	$80,047
Cost of revenues	80,682	(1,838)	78,843
Gross profit (loss)	772	432	1,204
Net income (loss)	(6,375)	7,523	1,149

Accounts receivable	97,848	-	97,848
Total current assets	134,815	(5,638)	129,176
Film library	18,944	(11,166)	7,779
Total assets	249,031	(723)	248,307
Accrued expenses	37,872	(13,467)	24,405
Total current liabilities	132,048	(3,594)	128,454
Stockholders' equity	115,858	2,789	118,646

NOTE C. RESTRICTED CASH

Restricted cash of $0.3 million at September 30, 2006 represents cash invested in certificates of deposit to collateralize a letter of credit issued to a landlord for an office lease.

NOTE D. INVENTORY

Inventories consist of raw materials and finished goods and are valued at the lower of cost or market.

September 30, 2006 (unaudited) (in thousands)
Raw materials	$876
Finished goods	14,689
15,565
Less Allowance for obsolescence	(5,896)
Inventories, net	$9,669

NOTE E. PROPERTY AND EQUIPMENT

Property and equipment purchases are recorded at cost and are depreciated and amortized over the estimated useful lives of the assets (three to seven years generally) using the straight-line method.

	September 30, 2006 (unaudited) (in thousands)	Useful lives
Computers and equipment	$1,287	3-5 years
Furniture and fixtures	38	3-7 years
Leasehold improvements	22	Lesser of lease term or useful life
Tools and dies	54	3 years
	1,401
Less Accumulated depreciation and amortization	(545)
Property and equipment, net	$856

Depreciation expense for the 71 days ended September 30, 2006 was $0.02 million.

NOTE F. INVESTMENT IN FILMS AND VIDEO

Following are the components of our Production Masters and Film Library balances:

September 30, 2006 (unaudited)
Library, net of accumulated amortization	$7,573
Titles acquired and not released	206
Total library, net of accumulated amortization	$7,779

The film library at September 30, 2006 is composed of the Wellspring library that was acquired as part of the acquisition of American Vantage Media (“AVMC”) , a subsidiary of American Vantage Companies (“AVC”) and Wellspring Media, Inc. on March 21, 2005 and additional titles licensed since the acquisition. The film library is amortized over its expected revenue stream for a period of ten years from the acquisition date. The amortization period on the library which includes titles acquired and not released as of September 30, 2006 is approximately nine years on unamortized costs of $7.8 million. We estimate total amortization expense for our film library for the remainder of 2006 to be $0.3 million which is based upon revenue estimates for our film library for the remainder of the year.

We expect that we will pay accrued participation liabilities of $5.4 million during the twelve month period ending December 31, 2006.

NOTE G. PURCHASE PRICE ALLOCATION AND ADJUSTMENT TO GOODWILL

The total basis of Genius’ contributed assets and liabilities was allocated to the estimated fair value of assets acquired and liabilities assumed as set forth in the following table:

(In thousands)

Cash	$20,329
Accounts receivable, net	50,315
Film library	11,090
Inventory	14,006
Other assets	3,144
Intangible assets	19,591
Liabilities assumed	(81,192)
Goodwill	80,677
Total consideration	$117,960

Goodwill: We evaluate the carrying value of goodwill as of December 31 of each year and between annual evaluations if events occur or circumstances change that would more likely than not reduce the fair value of the reporting unit below its carrying amount. Such circumstances could include, but are not limited to: (1) a significant adverse change in legal factors or in business climate, (2) unanticipated competition, or (3) an adverse action or assessment by a regulator. When performing the impairment review, we determine the carrying amount of each reporting unit by assigning assets and liabilities, including the existing goodwill, to those reporting units. A reporting unit is defined as an operating segment or one level below an operating segment (referred to as a component). A component of an operating segment is deemed a reporting unit if the component constitutes a business for which discrete financial information is available, and segment management regularly reviews the operating results of that component.

To evaluate whether goodwill is impaired, we compare the fair value of the reporting unit to which the goodwill is assigned to the reporting unit's carrying amount, including goodwill. We determine the fair value of each reporting unit using the present value of expected future cash flows for that reporting unit. If the carrying amount of a reporting unit exceeds its fair value, the amount of the impairment loss must be measured. The impairment loss would be calculated by comparing the implied fair value of reporting unit goodwill to its carrying amount. In calculating the implied fair value of the reporting unit goodwill, the fair value of the reporting unit is allocated to all of the other assets and liabilities of that unit based on their fair values. The excess of the fair value of a reporting unit over the amount assigned to its other assets and liabilities is the implied fair value of goodwill. An impairment loss would be recognized when the carrying amount of goodwill exceeds its implied fair value.

The consideration and final goodwill were calculated as follows:

(In thousands, except per share amounts)

Total Genius Products, Inc shares outstanding as of July 21, 2006	61,005
Closing share price at July 21, 2006	$1.95
Equity market capitalization	118,960
Less cash retained at Genius Products, Inc.	(1,000)
Total consideration	117,960

Genius Products, Inc. - net book value at July 21, 2006	18,692
Less cash retained at Genius Products, Inc.	(1,000)
Adjusted net book value	17,692

Total consideration in excess of net book value	100,268
Amounts allocated to identifiable intangible assets	(19,591)
Amounts allocated to goodwill	80,677
Capitalized transaction costs	4,305
Goodwill	$84,982

NOTE H. NOTES PAYABLE AND CONVERTIBLE DEBENTURES

On March 21, 2005, Genius Products, Inc. completed its acquisition of American Vantage Media (“AVMC”), a subsidiary of American Vantage Companies (“AVC”). As part of this acquisition, the Company assumed notes payable to certain individuals and entities with a total principal balance of $4.0 million, bearing interest at 7%, payable quarterly, and a maturity date of February 3, 2006. The Company repaid $3.8 million of these notes on February 7, 2006 and withheld payment on the balance as part of its contractual right to reserve for certain potential liabilities associated with the acquisition.

NOTE I. REMITTANCE TO LICENSOR AND DEFERRED REVENUE

The Distributor records as net revenues the full amount it receives from sales of home video products (net of reserves and allowances), deducts its distribution fee, costs of goods sold (including manufacturing expenses) and certain marketing expenses, and remits the balance to TWC. The Remittance to licensor of $86.0 million at September 30, 2006 primarily related to amounts owed to TWC from sales of TWC's titles, The Libertine, The Matador, Scary Movie 4 and Lucky Number Slevin that were released on DVD during the quarter ended September 30, 2006.

The deferred revenue of $2.0 million at September 30, 2006 primarily related to revenue associated with shipments at the end of the quarter that had not yet been received by the customer. In accordance with our revenue recognition policy, if a title has a “street date” (the date the product is available for retail sale), we recognize the initial shipment as revenue on that date. All subsequent shipments after street date are recognized as revenue upon the receipt of goods by the customer.

NOTE J. ACCRUED EXPENSES

The components of accrued expenses at September 30, 2006:

September 30, 2006 (unaudited) (in thousands)
Accrued payroll and related items	$776
Accrued commissions	123
Tax payable	80
Accrued royalties	4,579
Other accrued expense [1]	18,847
Total accrued expenses	$24,405

Other accrued expense primarily relates to marketing incentives and media costs related to The Weinstein Company titles and other items as of September 30, 2006.

NOTE K. COMMITMENTS AND CONTINGENCIES

OPERATING LEASES

The Distributor leases certain facilities and computer equipment under non-cancelable operating leases. Rental expense for the period July 22 through September 30, 2006 was $0.2 million. For ease of comparison, the pro forma consolidated rental expense for the three and nine months ending September 30, 2006 were $0.3 million and $0.8 million, respectively compared to rental expense for the three and nine months ended September 30, 2005 of $0.2 million and $0.5 million, respectively.

As of September 30, 2006, the future minimum annual rental commitments required under existing non-cancelable operating leases are as follows:

	Remainder of 2006	2007	2008	2009	2010	Thereafter	Total
Lease obligations (in thousands)	$536	$1,092	$976	$729	$735	$185	$4,253

Except as described below, we are not a party to any legal or administrative proceedings, other than routine litigation incidental to our business that we do not believe, individually or in the aggregate, would be likely to have a material adverse effect on our financial condition or results of operations.

NOTE L. MEMBER’S EQUITY

Units of Genius Products, LLC

Genius Products, LLC (the “Distributor”) has outstanding 18,301,538 Class G Units and 42,703,588 Class W Units. The terms and conditions of the Class G Units and Class W Units are governed by the Amended and Restated Limited Liability Company Agreement of the Distributor dated July 21, 2006 (the “LLC Agreement”).

Under the LLC Agreement, Genius Products, Inc. (the “Company”) is obligated to contribute to the Distributor, as an additional capital contribution (or loan to the Distributor in the case of debt), the net proceeds received from any issuances by the Company of stock or securities convertible into or exchangeable for common stock, or upon the exercise, conversion or exchange of any convertible securities, or the sale of its property, incurrence of indebtedness, recapitalization or refinancing, or from any other capital raising transaction. However, the consideration received by the Company from the exercise of options, warrants or other convertible securities issued and outstanding as of July 21, 2006 (or any property acquired solely with such consideration) will not be required to be contributed to the Distributor.

Under the LLC Agreement, no holder of Class G Units or Class W Units will be entitled to demand or receive a return of any capital contributions or otherwise withdraw from the Distributor without the consent of all members.

Under the LLC Agreement, if the Distributor, The Weinstein Company Holdings LLC (“TWC Holdings”) or certain affiliates of TWC Holdings pays, discharges or otherwise satisfies or assumes any liability or obligation for which it is entitled to indemnification from Genius Products pursuant to the Master Contribution Agreement dated December 5, 2005, the Distributor will redeem from the Company (without any further payment to the Company) a number of Class G Units, and issue to the holders of Class W Units (without any further payment by such holders) a number of additional Class W Units based on a formula set forth in the LLC Agreement of the Distributor (an “Indemnification Issuance”).

Repurchase of Class W Units

Under the Distributor LLC Agreement, if, at any time prior to December 31, 2009: (i) TWC terminates the Distribution Agreement between TWC and the Distributor (the “TWC Distribution Agreement”) because the “Annual Video Ratio” is less than 60% or the “Semi-Annual Video Ratio” is less than 60% (as such terms are defined in the TWC Distribution Agreement) and the Annual Video Ratio or Semi-Annual Video Ratio, as applicable, giving rise to such termination is more than 50%, (as calculated pursuant to the terms of the TWC Distribution Agreement); or (ii) TWC enters bankruptcy and does not (i) continue to substantially perform its obligations under the TWC Distribution Agreement, or (ii) provide for TWC’s obligations being assumed under the TWC Distribution Agreement by or through a successor, affiliate or other person; then, in either such case, the Distributor may repurchase from TWC Holdings and its first-tier subsidiary, W-G Holding Corp., a portion of the Class W Units owned by them as provided in the table below. The purchase price to be paid will be an amount equal to 75% of the cash amount that TWC Holdings and W-GHolding Corp. would receive upon a redemption of tendered units as described below under “Redemption Rights of Class W Units”, where the number of tendered units is equal to the number of Class W Units to be repurchased. The portion of Class W Units subject to the repurchase right during any calendar year will be determined as follows:

Year of Term	Portion of Units Subject to Repurchase
1/1/06 - 12/31/06	60%
1/1/07 - 12/31/07	30%
1/1/08 - 12/31/08	20%
1/1/09 - 12/31/09	10%

If at any time prior to December 31, 2009, TWC terminates the TWC Distribution Agreement for the reasons described above and the Annual Video Ratio or Semi-Annual Video Ratio, as applicable, giving rise to such termination is less than 50% (as calculated pursuant to the terms of the TWC Distribution Agreement), then the Distributor will have no right to repurchase any portion of the Class W Units then held by TWC Holdings or W-G Holding Corp.

Redemption Rights of Class W Units

Each holder of Class W Units will have the right to require the Distributor to redeem all or a portion of the Class W Units held by it and not subject to a repurchase right by the Distributor under the provisions described above (the “Tendered Units”) in exchange (a “Redemption”) for a number of shares of Genius common stock equal to the number of Tendered Units, subject to adjustment for dividends, stock splits, reverse stock splits, distributions, Indemnification Issuances and certain other issuances by Genius. The Distributor may also deliver to the tendering party cash instead of shares, with a value based on the 30-day trailing volume weighted average price of Genius’ common stock.

Limitation on the Authority of the Managing Member

Genius is the managing member of the Distributor. However, Genius’ authority to operate the business and affairs of the Distributor is subject to certain limitations. For so long as TWC Holdings, W-G Holding Corp. and their transferees beneficially own units comprising at least 20% of the outstanding units of the Distributor, the managing member is not permitted to take certain actions on behalf of the Distributor (directly or through a subsidiary) without the prior approval of TWC Holdings, including without limitation the following: (i) creating or assuming any indebtedness or liability, or providing any indirect financial assistance, or assuming any mortgage, charge or other encumbrance on any property of the Distributor; (ii) selling, leasing, exchanging or disposing of, by any means, property or assets of the Distributor having a value in excess of $100,000; (iii) entering into or effecting any conversion, consolidation or merger involving the Distributor; (iv) taking any action to liquidate or dissolve the Distributor; (v) entering into, amending or waiving any contract with a member or with any party that is not at arm’s length; (vi) engaging, removing or replacing the Distributor’s independent auditors; (vii) guaranteeing the liabilities or debts of any other person than a subsidiary of the Distributor; (viii) requiring any guarantee from any member; (ix) declaring or making any distribution, including any distribution in-kind of securities or other non-cash assets; (x) issuing or granting any Class G Units, Class W Units or any other units, membership interests or economic interests in the Distributor (other than as provided in the Distributor LLC Agreement); (xi) utilizing sub-distributors, or licensees, or outsourcing any functions relating to the Distributor’s performance under the Distribution Agreement; (xii) appointing or removing the Distributor’s CEO, COO, CFO, or any other executive level officer or employee, or any other employee whose compensation is in excess of $150,000 per year; (xiii) approving the annual or quarterly budget for the Distributor, or varying more than 10% from the amount budgeted for any particular line item therein; (xiv) engaging in any debt or equity financing, refinancing, recapitalization or other capital raising transaction; (xv) approving or entering into any contracts, agreements, understandings or arrangements outside the ordinary course or providing for payments by or to the Distributor or obligations in excess of $100,000 per year; (xvi) commencing or settling any litigation; (xvii) licensing any item of product outside the ordinary course or on terms other than fair market value; (xviii) approving or adopting any material employee compensation plan or arrangement; (xix) creating any subsidiary or taking any of the actions described above with respect to any subsidiary. In addition, the Distributor generally must follow tax positions on its tax returns advocated by TWC Holdings.

Allocation of Profits and Losses

Profits and losses are allocated to the partners based upon their relative ownership of the Distributor.

NOTE M. SUBSEQUENT EVENTS

On October 17, 2006 Genius Products, LLC announced that it had entered into a multi-year agreement with World Wrestling Entertainment, Inc. (WWE), to be the exclusive home entertainment distributor of all WWE DVD titles, effective November 1, 2006. Under the terms of the multi-year agreement, Genius will be the exclusive U.S. distributor for all WWE DVDs. New releases will include content from WWE’s 90,000-hour video library, the largest of its kind in the world, featuring content from RAW®, SmackDown!® and ECW® (Extreme Championship Wrestling™), pay-per-view events, including WrestleMania, and past and present Superstar profiles, among others. Genius assumes distribution for WWE’s titles on November 1, 2006. The first title to be distributed features one of WWE’s greatest legends, BORN TO CONTROVERSY: THE RODDY PIPER™ STORY (November 14, 2006, street date). This will be followed by THE SPECTACULAR LEGACY OF THE AWA® (November 21, 2006, street date) and the RAW brand’s pay-per-view, WWE CYBER SUNDAY™ 2006 (December 5, 2006, street date). Genius will release a minimum of 25 new titles in 2007, with additional plans to exploit WWE’s DVD catalog of more than 100 titles. In 2006, 10 of WWE’s DVD releases achieved the No. 1 position on the Sports DVD charts, according to Nielsen VideoScan. WRESTLEMANIA® 22 debuted at No. 5 among all DVD releases in the U.S. and is now the No. 1 best-selling WWE DVD of all-time. Home entertainment revenue accounted for $42 million, or 10 percent, of WWE’s revenues for fiscal year 2006, more than double from the prior fiscal year.

On October 18, 2006, Genius Products, LLC announced today that it had entered into a multi-year agreement with ImaginAsian Entertainment, Inc. to be the exclusive home entertainment distributor for ImaginAsian's expanding portfolio of Asian-genre motion pictures and television programs. ImaginAsian Entertainment, Inc., a multimedia company, through its multiple platforms, seeks to reach the major sub-segments of the Asian American community with entertainment, news and information. This community is one of the fastest growing, most economically influential ethnic populations in the U.S. Under the five year agreement, Genius has acquired the rights to distribute DVDs in North America under the ImaginAsian Home Video banner.

On October 26, 2006, Genius Products, LLC. announced that it had entered into an agreement with Discovery Communications, Inc. (DCI) to be the exclusive home entertainment distributor of Discovery Kids programming. Under the terms of the multi-year agreement, which marks Discovery Kids’ first ever home entertainment distribution agreement, Genius will be the exclusive distributor in the U.S. for Discovery Kids branded television properties, including content from the Ready Set Learn!™ block on TLC and Discovery Kids Channel. Genius plans a rollout of the Discovery Kids properties beginning in February 2007, delivering a minimum of 16 titles per year. Properties for release on DVD include Kenny the Shark, Tutenstein and Flight 29 Down, as seen on the Discovery Kids Channel and Paz and Save-Ums from Ready Set Learn!™, the preschool block that airs on TLC and Discovery Kids Channel. Home video release dates for the Discovery Kids titles will be announced on an ongoing basis.

On November 15, 2006, Genius Products, LLC announced that it will act as the exclusive distributor to TWC in executing and servicing TWC’s strategic alliance with Blockbuster. TWC and Blockbuster Inc. (NYSE: BBI, BBI.B) entered into a four-year exclusive alliance, which provides Blockbuster exclusive rental rights to TWC’s theatrical and direct-to-video movies, beginning Jan. 1, 2007. Under the terms of the agreement, TWC and Blockbuster will share rental revenues from TWC’s theatrical and direct-to-video titles.  Genius Products, LLC will provide distribution services to TWC in connection with the deal. This deal however, does not include the exclusive rights in connection with retail sell-thru sales of TWC’s home entertainment product. Through the agreement, Blockbuster will carry future theatrical and direct-to-video titles released by TWC and will have a three-year rental exclusivity for each title released.  In exchange for exclusivity, Blockbuster will pay TWC a minimum guarantee, determined by box office performance, for each theatrical picture, and based on the acquisition or production costs for each DTV title.  Blockbuster plans to showcase the TWC movies in special sections in its stores and online. It will also offer customers the TWC movies under its in-store guaranteed availability program, which guarantees customers that select movies will be in-stock or they get a “rain-check” free rental coupon for that movie. Blockbuster also plans to share general trending information with TWC, such as the types of movies and actors the Blockbuster consumer would like to see more of, which could provide valuable insights for future film projects.

Recent Events

On September 19, 2006, Genius Products, LLC (the Distributor) provided earnings guidance for 2006 and revenue guidance for 2007, and reaffirmed its 2006 revenue guidance.

Genius Products, LLC reaffirmed its previously issued pro forma full-year 2006 gross revenues guidance of $370 million and net revenues guidance of $300 million, and also stated that it expects to achieve the following:

•	Gross revenues of $120 million for the 3rd quarter of 2006

•	Profitability on a non-GAAP adjusted net income basis in both the third and fourth quarter of 2006

•	2007 gross revenues in the range of $650 to $750 million

RESULTS OF OPERATIONS FOR THE DISTRIBUTOR FOR THE PERIOD JULY 22 THROUGH SEPTEMBER 30, 2006

The discussions in this section reflect the result of operations for the Distributor for the 71 day period from July 22 through September 30 (post Closing). After the Closing, substantially all of Genius Products, Inc.’s revenue and expenses as well as the results from releasing TWC product are reflected in the financial statements of the Distributor.

Revenues:

Total gross revenues for the 71 days ended September 30, 2006 were $111.1 million.
Revenues were primarily composed of sales of The Weinstein Company (“TWC”) titles, Scary Movie 4, Lucky Number Slevin, sales of branded and proprietary products including branded classic movies and television shows on DVD as well as non-branded classic movies and television shows on DVD, and Wellspring titles from AVMC.

Sales returns, discounts and allowances were $31.4 million for the 71 days ended September 30, 2006. This resulted primarily from sales for the video release of TWC's Scary Movie 4 and Lucky Number Slevin. The provision for sales returns and allowances is calculated in accordance with historical averages and industry changes, but may vary in the future based on customer and product mix.

Net revenues for the 71 days ended September 30, 2006 were $80.0 million.

Costs and expense:

Cost of Sales:

Cost of sales consists primarily of the cost of products sold to customers, packaging and shipping costs, amortization of production masters and royalties paid on sales of licensed products. For analytical purposes we review amortization of production masters as a stand-alone cost element and discuss the aggregate cost of producing, packaging, and shipping of the audio, DVD, and royalty, licensing and other products. We include remittances to TWC in cost of sales. Under our distribution agreement with TWC, we record remittances to TWC based upon net revenues we receive from sales of TWC titles released on DVD (net of reserves and allowances), deduct our distribution fee, deduct cost of goods sold (including manufacturing expenses), deduct certain marketing expenses, and record the remaining balance as a remittance to licensor under cost of goods sold.

Manufacturing and distribution cost of sales were $20.7 million for the 71 days ending September 30, 2006. Cost of sales are primarily due to the video release of TWC's titles during the 71 days ending September 30, 2006. Cost of sales related to TWC's titles include the remittance to The Weinstein Company and the related product cost of sales.

Amortization and participation costs were $48.6 million for the 71 days ending September 30, 2006. Amortization of production masters and film library is primarily the result of the acquisition of AVMC.

Advertising and marketing expenses were $9.5 million during the 71 days ending September 30, 2006. Advertising and marketing is primarily attributable to the advertising campaigns for the video release of TWC's Scary Movie 4 which was released on August 15, 2006 and Lucky Number Slevin which was released on September 12, 2006.

Operating Expense:

General and administrative expenses were $0.2 million during for the 71 days ending September 30, 2006. General and administrative expenses primarily relate to payroll, rent, audit and legal fees and warrants and options expense. General and administrative expenses were 0.3% of net revenues for the 71 days ending September 30, 2006.

On December 31, 2005, Genius Products, Inc., sold to Klaus Moeller, our founder and former Chief Executive Officer, all of our right, title and interest in and to our “Baby Genius”, “Kid Genius”, “Little Tikes” and “Wee Worship” lines of business for a total purchase price of $3 million.

The purchase price was payable as follows:

•	$250,000 in cash on signing;

•	$750,000 by means of secured promissory note due and payable in full, together with all accrued interest, on January 30, 2006, bearing interest at the rate of 4.5% per annum; and

•
$2 million by means of a secured promissory note due and payable in full, together with all accrued interest, on the fifth anniversary of the closing date, bearing interest at a rate of 4.5% per annum.

In conjunction with this transaction Genius Products, Inc., recorded a gain on sale in the amount of $1.4 million and recorded a note receivable in the amount of $1.7 million representing the present value of a $2 million secured promissory note that we received in this transaction and a deferred gain of $1.2 million. Genius Products, Inc., subsequently received payment in full of the secured promissory note, due on January 30, 2006, in the amount of $0.8 million, plus interest. Genius Products, Inc., and the Distributor will recognize the deferred gain based upon the relative percentage of revenue we generate in each period relative to the total revenue expected to be generated over the term of the distribution agreement. For the 71-day period ending September 30, 2006, the Distributor recognized a gain of $0.02 million relating to the deferred gain of $1.2 million at December 31, 2005.

The Distributor had interest income of $0.2 million during the 71 days ending September 30, 2006.

As result of the foregoing, the net income was $1.1during the 71 days ending September 30, 2006.

LIQUIDITY AND CAPITAL RESOURCES

Net cash provided by operations during the 71 days ending September 30, 2006 was $6.7 million, primarily due to accrued expenses, accounts payable, remittance to licensor, and allowance for doubtful accounts and provision for returns, and the net income of $1.1 million, offset by increases in accounts receivable. These items are primarily related to the release of TWC titles. Accounts receivable relates primarily to sales of Scary Movie 4 and Lucky Number Slevin during the 71 days ending September 30, 2006. Accrued expenses primarily relate to invoices received but not paid for the production of inventory and sales and marketing expenses Scary Movie 4 and Lucky Number Slevin. The remittance to licensor primarily represents the amount owed to TWC after deducting the related cost of sales, marketing costs, and our distribution fee from net sales of TWC titles during the 71 days ending September 30, 2006. Under the terms of the distribution agreement, the Distributor is required to pay TWC after collection of receipts, the amount of which is determined by net revenue, which as of September 30, 2006 had not been collected. However, since July 21, 2006, the Distributor bears the risk of accounts receivable collections. Allowance for doubtful accounts and provision for returns increased primarily as a result of reserves for returns related to the release of TWC titles.

Net cash used in investing activities for the 71days ending September 30, 2006, was $1.0 million, primarily attributed to the purchase of property and equipment.

Cash provided by financing activities for the 71 days ending September 30, 2006 was $15.7 million, resulting from Members’ cash contribution.

At September 30, 2006, the Distributor had cash balances of $21.4 million. We feel that the Distributor has sufficient liquidity to fund operations through the remainder of 2006. However, the Distributor may consider additional issuance of debt financing to fund future growth opportunities. Although we believe that the Distributor’s expanded product line offers us and the Distributor the opportunity for significantly improved operating results in future quarters, no assurance can be given that we or the Distributor will operate on a profitable basis in 2006, or ever, as such performance is subject to numerous variables and uncertainties, many of which are out of our control.

The table below summarizes information as of September 30, 2006 regarding certain future minimum contractual obligations and commitments for the next five years.

	Remainder of 2006	2007	2008	2009	2010	Thereafter	Total
Lease obligations (in thousands)	$536	$1,092	$976	$729	$735	$185	$4,253